UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  March 2009

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                      Form 40-F

Indicate by check mark whether the  Registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:

1. A press release from Pearson plc announcing Annual Information Update

31 March 2009

Pearson plc
("Pearson" or "the Company")

Annual Information Update

Annual Information Update for the period 4 April 2008 up to and including 30 March 2009
.

In accordance with Prospectus Rule 5.2, Pearson sets out below a summary of the information which has been published or made available to the public during the defined period. The information referred to in this Update was up to date at the time it was published, but some of it may now be out of date.

RNS Announcements
Announcements made by the Company via RNS, a Regulatory Information Service,
can be found on the
London Stock Exchange website at
www.londonstockexchange.com

and on the
Company's website at www.pearson.com, which also shows announcements concerning Pearson group news. The RNS announcements made during the defined period were:

Date of Announcement	Headline of Announcement at Stock Exchange
26 March 2009	20F Filing
26 March 2009	Circ re. Publication of Offering Circular
26 March 2009	Doc re. Notice of AGM
12 March 2009	Annual Report and Accounts
4 March 2009	Director/PDMR Shareholding
2 March 2009	Total Voting Rights
2 March 2009	Directorate Change
2 March 2009	Final Results
3 February 2009	Total Voting Rights
23 January 2009	Director/PDMR Shareholding
21 January 2009	Director/PDMR Shareholding
19 January 2009	Director Declaration
19 January 2009	Trading Statement
5 January 2009	Holding(s) in Company
5 January 2009	Total Voting Rights
23 December 2008	Director/PDMR Shareholding
10 December 2008	Acquisition
1 December 2008	Total Voting Rights
4 November 2008	Total Voting Rights
27 October 2008	Holding(s) in Company
23 October 2008	Pearson to Increase Stake in Maskew Miller Longman
22 October 2008	Director/PDMR Shareholding
17 October 2008	Director/PDMR Shareholding
15 October 2008	Trading Statement
6 October 2008	Directorate Change
2 October 2008	Total Voting Rights
1 October 2008	Director/PDMR Shareholding
30 September 2008	Holding(s) in Company
24 September 2008	Director/PDMR Shareholding
22 September 2008	Director/PDMR Shareholding
8 September 2008	Holding(s) in Company
2 September 2008	Director/PDMR Shareholding
1 September 2008	Total Voting Rights
7 August 2008	Acquisition
1 August 2008	Total Voting Rights
1 August 2008	Director/PDMR Shareholding
29 July 2008	Director/PDMR Shareholding
28 July 2008	Interim Results
9 July 2008	Holding(s) in Company
9 July 2008	Holding(s) in Company
8 July 2008	Director/PDMR Shareholding
1 July 2008	Director/PDMR Shareholding
1 July 2008	Total Voting Rights
27 June 2008	Pearson Education: New Segmental Analysis
13 June 2008	Directorate Change
13 June 2008	Holding(s) in Company
5 June 2008	Blocklisting Interim Review
5 June 2008	Director/PDMR Shareholding
4 June 2008	Director/PDMR Shareholding
3 June 2008	Director/PDMR Shareholding
2 June 2008	Total Voting Rights
28 May 2008	Acquisition
20 May 2008	Director/PDMR Shareholding
12 May 2008	Director/PDMR Shareholding
12 May 2008	Director/PDMR Shareholding
12 May 2008	Holding(s) in Company
7 May 2008	Director Declaration
1 May 2008	Total Voting Rights
25 April 2008	Annual Report and Accounts
25 April 2008	Result of AGM
25 April 2008	AGM Statement
21 April 2008	Director/PDMR Shareholding
18 April 2008	Director/PDMR Shareholding
16 April 2008	Additional Listing
10 April 2008	Director/PDMR Shareholding
4 April 2008	Director/PDMR Shareholding
4 April 2008	Annual Information Update

Documents Filed with Companies House
The Company made the following filings with Companies House during the defined period. Copies of these documents may be obtained from Companies House,
Crown Way
,
Cardiff

CF14 3UZ
 or
 through Companies House Direct at

www.direct.companieshouse.gov.uk
.

Date Posted on Companies House Direct Website	Document Filed with Companies House
22 January 2009	Form 353a - Location of Register of Members
18 November 2008	Form 288c - Change of Director's Particulars
13 November 2008	Form 363a - Annual Return
13 November 2008	Form 288c - Change of Director's Particulars
13 November 2008	Form 288c - Change of Director's Particulars
13 November 2008	Form 190 - Location of Debenture Register
18 June 2008	Form 288a - Appointment of Director
12 May 2008	New Articles of Association
12 May 2008	Form 288a - Appointment of Director
1 May 2008	Annual Accounts to 31 December 2007
29 April 2008	Resolution Approved at AGM
29 April 2008	Form 123 - Notice of Increase in Nominal Capital
29 April 2008	Resolution Approved at AGM

In addition, the Company filed Forms 88(2) - Return of Allotment of Shares with Companies House. These were posted on the Companies House Direct website on
18 March 2009,
14 October 2008, 18 August 2008, 12 August 2008, 31 July 2008, 22 July 2008, 2 July 2008, 20 June 2008, 17 June 2008, 10 June 2008, 7 May 2008 and 16 April 2008.

Interim Results
The Company's interim results for the period 1 January 2008 to 30 June 2008 were published in the Financial Times newspaper on 28 July 2008. They are availab le on
the Company's website at www.pearson.com.

Information Provided to Shareholders
The C
ompany sent to its shareholders
 and
, with the exception of the Form of Proxy,
made available on its website, the following documents during the defined period:

Date of Mailing	Documents Sent to Shareholders
26 March 2009	Annual Report and Accounts 2008 and/or Performance Summary 2008.
Letter from the Chairman and Notice of 2009 AGM.
Form of Proxy in relation to 2009 AGM.

Copies of the Annual Report and Accounts, Letter from the Chairman and Notice of AGM and Form of Proxy for the 2008 year end ("the AGM documentation") were submitted to the UK Listing Authority on
26
 March 2009. In addition, copies of the resolutions passed at the 2008 AGM were sent to the UK Listing Authority on 25 April 2008. Copies of these documents are available from the Company Secretary, Pearson plc, 80 Strand,
London
 WC2R 0RL.

US Listing
The Company is listed on the New York Stock Exchange ("NYSE") as well as on the London Stock Exchange. There is a requirement, therefore, that information made public in the
UK
 also needs to be made available in the
US
. Such documentation is listed below:

Securities and Exchange Commission ("SEC")
The Company filed hard copies of its RNS announcements with the SEC, pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934. These bulk filings were sent, during the defined period, on
13 March 2009,
6 March 2009, 20 February 2009,
23 January 2009, 9 January 2009, 28 November 2008,
24 October 2008, 6 October 2008, 18 August 2008, 21 July 2008,
13 June 2008, 16 May 2008, 25 April 2008 and 4 April 2008. In addition, the AGM documentation, referred to above, was sent to the SEC on
2
7
 March 2009 and copies of the resolutions passed at the 2008 AGM were sent to the SEC on 25 April 2008. Copies of these documents can be obtained from the Securities and Exchange Commission,
450 Fifth Street N.W.,
Washington

D.C.

20549
,
USA
, as well as from the Company Secretary of Pearson.

NYSE
The Company sent copies of the AGM documentation, referred to above, to the NYSE on
26
 March 2009 and copies of the resolutions passed at the 2008 AGM were sent to the NYSE on 25 April 2008.

Bank of
New York
 ("BoNY")
The Company sent copies of the AGM documentation, referred to above, to the BoNY on
26
 March 2009.

Form 20-F
The Company filed a Form 20-F with the SEC on 25 April 2008
 and on 26 March 2009
.
C
op
ies of the
s
e
 document
s
 can be
found on
 the Company's w
ebsite at www.pearson.com and
hard cop
ies

are
 available from the Company Secretary of Pearson.

Stephen Jones
Deputy Secretary

END

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:   31 March. 2009

By:   /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary